Exhibit 99.3

Management’s Discussion and Analysis

For the quarter ended September 30, 2025

For purposes of this discussion, “Intermap®” or the “Company” refers to Intermap Technologies® Corporation and its subsidiaries.

This management’s discussion and analysis (MD&A) is provided as of November 12, 2025 and should be read together with the Company’s unaudited Condensed Consolidated Interim Financial Statements and the accompanying notes for the three and nine months ended September 30, 2025 and the audited Consolidated Financial Statements as at December 31, 2024 and 2023, together with the accompanying notes. The results reported herein have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and, unless otherwise noted, are expressed in United States dollars.

The Condensed Consolidated Interim Financial Statements have been prepared on a going concern basis in accordance with IFRS as issued by the IASB. The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

The Condensed Consolidated Interim Financial Statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary to the carrying amounts of assets and liabilities, the reported expenses and the classifications used in the statements of financial position.

Additional information relating to the Company, including the Company’s AIF, can be found on the Company’s website at www.intermap.com and on SEDAR+ at www.sedarplus.ca.

NON-GAAP MEASURES

This MD&A makes reference to certain non-GAAP measures such as “EBITDA” and “Adjusted EBITDA.” These non-GAAP measures are not recognized, defined or standardized measures under IFRS as issued by the IASB. The Company’s definition of EBITDA and Adjusted EBITDA will likely differ from that used by other companies and therefore comparability may be limited. EBITDA and Adjusted EBITDA should not be considered a substitute for or in isolation from measures prepared in accordance with GAAP. These non-GAAP measures should be read in conjunction with the Company’s audited Consolidated Financial Statements and the accompanying notes for the years ended December 31, 2024 and 2023. Readers should not place undue reliance on non-GAAP measures and should instead view them in conjunction with the most comparable GAAP financial measures. See the reconciliation of EBITDA and Adjusted EBITDA to the most comparable GAAP financial measure in the Reconciliation of Non-GAAP Measures section of this MD&A.

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FORWARD-LOOKING STATEMENTS

In the interest of providing the shareholders and potential investors of Intermap Technologies® Corporation (“Intermap” or the “Company”) with information about the Company and its subsidiaries, including management’s assessment of Intermap’s and its subsidiaries’ future plans, operations and financing alternatives, certain statements and information provided in this MD&A constitute forward-looking statements or information (collectively, “forward-looking statements”). Forward-looking statements are typically identified by words such as “may”, “will”, “should”, “could”, “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, and similar expressions suggesting future outcomes, and includes statements that actions, events, or conditions “may,” “would,” “could,” or “will” be taken or occur in the future. These forward-looking statements may be based on assumptions that the Company believes to be reasonable based on the information available on the date such statements are made, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties, and other factors which may cause actual results, levels of activity, and achievements to differ materially from those expressed or implied by such statements. The forward-looking information contained in this MD&A is based on certain assumptions and analysis by management of the Company in light of its experience and perception of historical trends, current conditions and expected future development and other factors that it believes are appropriate.

Forward-looking information and statements in this MD&A include, but are not limited to the following:

●	increases in recurring revenue generated from multi-license contracts and software subscription renewal value increase;
●	all trade receivable balances are highly likely to be paid in full by the customer;
●	failure to achieve certain requirements could have a material adverse effect on the Company’s financial condition and/or results of operations.

The material factors and assumptions used to develop the forward-looking statements herein include, but are not limited to, the following: (i) there will be adequate liquidity available to the Company to carry out its operations; (ii) payments on material contracts will occur within a reasonable period of time after contract completion; (iii) the continued sales success of Intermap’s products and services; (iv) the continued success of business development activities; (v) there will be no significant delays in the development and commercialization of the Company’s products; (vi) the Company will continue to maintain effective production and software development capabilities to compete on the attributes and cost of its products; (vii) there will be no significant reduction in the availability of qualified and cost-effective human resources; (viii) demand for geospatial related products and services will continue to grow in the foreseeable future; (ix) there will be no significant barriers to the integration of the Company’s products and services into customers’ applications; (x) the Company will be able to maintain compliance with applicable contractual and regulatory obligations and requirements, (xi) superior technologies/products do not develop that would render the Company’s current product offerings obsolete.

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Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, continued listing of its common shares on the Toronto Stock Exchange or equivalent exchange, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, including but not limited to those risks and uncertainties discussed under the heading “Risk Factors” in the annual MD&A and the Company’s other filings with securities regulators.

The impact of any one risk, uncertainty, or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent, and the Company’s future course of action depends on Management’s assessment of all information available at the relevant time. Except to the extent required by law, the Company assumes no obligation to publicly update or revise any forward-looking statements made in this MD&A, whether as a result of new information, future events, or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

BUSINESS OVERVIEW

Intermap is a global, dual-use geospatial intelligence company, creating a wide variety of solutions and analytics for its customers. Intermap is a premier worldwide provider of geospatial intelligence.

Intermap currently generates revenue from three primary business activities, composed of (i) data acquisition and collection, using proprietary radar sensor technologies to create proprietary datasets; (ii) value-added data products and services, which leverage the Company’s massive proprietary NEXTMap® database, together with proprietary software and fusion technologies, to create exquisite and proprietary data products; and (iii) commercial applications, including a web-store, software and solution sales, that integrate Intermap’s proprietary data products into solutions for targeted industries that rely on accurate high resolution geospatial intelligence.

These geospatial solutions are used in a wide range of applications including, but not limited to location-based information, thematic maps, risk assessment, geographic information systems (GIS), engineering, utilities, global positioning systems (GPS) navigation and timing, oil and gas, renewable energy, hydrology, environmental planning, land management, wireless communications, transportation, advertising, simulations, gaming, and 3D visualization.

Intermap has the ability to create its own digital 3D geospatial data using its proprietary multi-frequency radar mounted in Learjet aircraft and integrate that data with additional proprietary sources in its global library. Intermap’s radar-based technology allows it to collect data at any time of the day, including under conditions such as cloud and tree cover, or darkness, which are conditions that limit most competitive technologies. The Company’s various proprietary payloads also enable data to be collected over larger areas, at higher collection speeds, in an integrated and co-registered geolocated format, at accuracy levels that are difficult to achieve with competitive technologies or different platforms.

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In addition to data collection, the Company is a world leader in data fusion, analytics, and orthorectification, and has decades of experience aggregating data derived from a number of different sensor technologies and data sources to create innovative GEOINT products. The Company processes raw digital elevation and image data from its own and other sources to create three high resolution geospatial data products that provide a ground-true foundation layer upon which accurate value-added products and services can be developed. The three high resolution data products include digital surface models (DSM), digital terrain models (DTM), and orthorectified radar images (ORI). These data products are further augmented with additional AI-enabled analysis and served to customers by web service as globally precise foundational layers in the creation of additional value-added products and solutions.

Unlike many geospatial companies, because of its unique acquisition and processing capability, Intermap retains exclusive ownership of its high resolution NEXTMap® commercial database, which covers the entire globe. Intermap’s NEXTMap database, together with third-party data and our in-house analytics team, provide a variety of applications and geospatial solutions for its customers. The NEXTMap database contains a fusion of proprietary multi-frequency radar imagery and data, including unique Interferometric Synthetic Aperture Radar (IFSAR)-derived data, proprietary data models, and purchased third-party data, collected from multiple commodity sensor technologies, such as light detection and ranging (LiDAR), photogrammetry, satellite, and other available sources. The NEXTMap database also includes proprietary information developed by our analytical teams such as 3D city models, census data, real-time traffic, 3D road vectors, outdoor advertising assets, various land classification and feature vectors, weather related hazards, points of interest and other attributes, cellular towers, flood models and wildfire models.

The Company generates revenue by licensing its geospatial products using its proprietary data, analytics, and applications for specific industries.

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FINANCIAL INFORMATION AND DISCUSSION OF OPERATIONS

The following table sets forth selected financial information for the periods indicated.

Selected Annual Information

	Three months ended September 30,		Nine months ended September 30,
U.S. $ millions, except per share data	2025	2024	2025	2024

Revenue:
Acquisition services	$0.1	$2.9	$3.9	$5.0
Value-added data	0.4	1.1	1.2	2.1
Software and solutions	1.2	1.0	3.9	3.1
Total revenue	$1.7	$5.0	$9.0	$10.2
Operating (loss) income	$(1.4)	$1.2	$(3.4)	$1.0
Net (loss) income	$(1.5)	$1.1	$(3.5)	$0.9
EPS basic	$(0.02)	$0.02	$(0.06)	$0.02
EPS diluted	$(0.02)	$0.02	$(0.06)	$0.02
Adjusted EBITDA(1)	$(1.0)	$1.6	$(2.2)	$2.1

	September 30, 2025	September 30, 2024
Assets:
Cash and amounts receivable	$26.8	$1.5
Total assets	$32.5	$8.9
Liabilities:
Long-term liabilities (including lease obligations)	$0.6	$0.7
Total liabilities	$5.6	$8.6

(1)Adjusted EBITDA is a non-GAAP measure. See “Reconciliation of Non-GAAP Measures” below.

Revenue

Quarterly Revenue

Consolidated revenue for the quarter ended September 30, 2025 was $1.7 million, compared to $5.0 million for 2024.

Acquisition Services

Acquisition services revenue for the quarter ended September 30, 2025 totaled $0.1 million, compared to $2.9 million for 2024. The decrease is due to the timing of percent complete revenue recognition related to the Company’s performance on the acquisition services contract in Indonesia year over year.

Value-added Data

Value-added data revenue decreased to $0.4 million for the quarter ended September 30, 2025 as compared to $1.1 million for 2024. The change relates to timing differences in the delivery of repeating data products.

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Software and Solutions

Software and solutions revenue increased to $1.2 million from $1.0 million for the third quarter of 2025 and 2024, respectively.

Year-to-date Revenue

On a year-to-date basis, consolidated revenue decreased to $9.0 million during the nine months ended September 30, 2025 from $10.2 million for 2024.

Acquisition Services

Acquisition services revenue for the nine-month period ended September 30, 2025 totaled $3.9 million, compared to $5.0 million for 2024. The decrease is due to the timing of percent complete revenue recognition related to the Company’s performance on the acquisition services contract in Indonesia year over year.

Value-added Data

Value-added data revenue decreased to $1.2 million for the nine-month period ended September 30, 2025 as compared to $2.1 million for 2024. The change relates to timing differences in the delivery of repeating data products.

Software and Solutions

Software and solutions revenue increased to $3.9 million from $3.1 million for the first nine months of 2025 and 2024, respectively.

Classification of Operating Costs

The composition of the operating costs on the Consolidated Statements of Loss and Other Comprehensive Loss is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
U.S. $ millions	2025	2024	2025	2024

Personnel	$1.7	$1.5	$5.8	$4.2
Purchased services & materials	0.8	1.7	4.6	3.4
Facilities and other expenses	0.1	0.2	0.5	0.6
Travel	0.1	0.2	0.4	0.3
	$2.7	$3.6	$11.3	$8.5

Personnel

Personnel expense includes direct labor, employee compensation, employee benefits, and commissions. Personnel expense for the quarters ended September 30, 2025 and 2024 totaled $1.7 million and $1.5 million, respectively. For the nine-month periods ended September 30, 2025 and 2024, personnel expense totaled $5.8 million and $4.2 million, respectively. The increase is related primarily to contract-driven growth.

Non-cash compensation expense is included in personnel costs and relates to the Company’s omnibus incentive plan and shares granted to employees and non-employees. Non-cash share-based compensation for the quarters ended September 30, 2025 and 2024, was $73 thousand and $64 thousand, respectively. For the nine-month period ended September 30, 2025 and 2024, non-cash compensation expense was $146 thousand and $305 thousand, respectively.

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Purchased Services and Materials

Purchased services and materials (PS&M) includes (i) aircraft and radar related costs, including jet fuel; (ii) insurance, professional and consulting costs; (iii) third-party support services related to the collection, processing and editing of the Company’s airborne radar data collection activities; (iv) third-party data collection activities (i.e., LiDAR, satellite imagery, air photo, etc.); and (v) third-party software expenses (including maintenance and support).

For the quarters ended September 30, 2025, and 2024, PS&M expense was $0.8 million and $1.7 million, respectively. For the nine-month periods ended September 30, 2025 and 2024, PS&M expense was $4.6 million and $3.4 million, respectively. The increase is due to subcontractor and other project related costs for the data acquisition project that started in the first quarter of 2024.

Facilities and Other Expenses

For the quarters ended September 30, 2025 and 2024, facilities and other expenses decreased slightly to $0.1 million from $0.2 million for 2024. For the nine-month period ended September 30, 2025 and 2024, facilities and other expenses also decreased slightly to $0.5 million from $0.6 million for 2024.

Travel

For the quarters ended September 30, 2025, travel expense decreased slightly to $0.1 million from $0.2 million for 2024. For the nine-month period ended September 30, 2025 and 2024, travel expense was $0.4 million and $0.3 million, respectively. The increases in the year-to-date numbers are primarily due to sales and data acquisition project travel in 2025.

Net Loss

For the quarter ended September 30, 2025, net loss was $1.5 million compared to net income of $1.1 million in the same quarter of 2024. The difference relates primarily to decreased revenue year-over-year. For the nine-month period ending September 30, 2025, net loss was $3.5 million compared to net income of $0.9 million in 2024. The change related mainly to decreased revenue.

Reconciliation of Non-GAAP Measures

To supplement the Condensed Consolidated Interim Financial Statements, which are prepared and presented in accordance with GAAP, the Company provides the following non-GAAP financial measures: EBITDA and Adjusted EBITDA, as EBITDA and Adjusted EBITDA are included as a supplemental disclosure because Management believes that such measurement provides a better assessment of the Company’s operations on a continuing basis by eliminating certain non-cash and non-operating charges.

The term Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) consists of net loss and excludes interest (financing costs), taxes, amortization and depreciation. Adjusted EBITDA also excludes share-based compensation.

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The most directly comparable measure to EBITDA and Adjusted EBITDA calculated in accordance with IFRS as issued by the IASB is net loss. The following is a reconciliation of the Company’s net loss to Adjusted EBITDA.

	Three months ended		Nine months ended
	September 30,		September 30,
U.S. $ millions	2025	2024	2025	2024

Net income (loss)	$(1.5)	$1.1	$(3.5)	$0.9
Financing costs	-	0.1	0.1	0.1
Amortization of intangible assets	0.1	0.1	0.2	0.3
Depreciation of property and equipment	0.2	0.1	0.5	0.3
Depreciation of right of use assets	0.1	0.1	0.3	0.2
EBITDA	$(1.1)	$1.5	$(2.4)	$1.8
Share-based compensation	-	0.1	0.1	0.3
Loss on foreign currency translation	0.1	-	0.1	-
Adjusted EBITDA	$(1.0)	$1.6	$(2.2)	$2.1

Adjusted EBITDA for the quarter ended September 30, 2025 was negative $1.0 million, compared to positive $1.6 million for 2024. Adjusted EBITDA for the nine-month period ended September 30, 2025 was negative $2.2 million, compared to positive $2.1 million for the same period in 2024. The decrease in both periods is related mainly to decreased revenue.

Financing costs

Financing costs for the quarters ended September 30, 2025 and 2024 were Nil and $0.1 million, respectively. For the nine-month period ended September 30, 2025 and 2024, financing costs were constant at $0.1 million.

Amortization of Intangible Assets

Amortization expense of intangible assets for the quarters ended September 30, 2025 and 2024 was constant at $0.1 million. For the nine-month period ended September 30, 2025 and 2024, amortization expense of intangible assets decreased to $0.2 million compared to $0.3 million.

Depreciation of Property and Equipment

Depreciation expense for property and equipment for the quarters ended September 30, 2025 and 2024 was $0.2 million and $0.1 million, respectively. For the nine-month period ended September 30, 2025 and 2024, depreciation expense was $0.5 million and $0.3 million, respectively.

Depreciation of Right of Use Assets

Depreciation expense for right of use assets for the quarters ended September 30, 2025 and 2024 was consistent at $0.1 million. For the nine months ended September 30, 2025 and 2024, depreciation of right of use assets was $0.3 million and $0.2 million, respectively.

Loss on Foreign Currency Translation

Loss on foreign currency translation costs for the quarters and nine-month periods ended September 30, 2025 and 2024 were $0.1 million and Nil, respectively.

Amounts Receivable and Unbilled Revenue

Work is performed on contracts that provide invoicing upon the completion of identified contract milestones. Revenue on certain of these acquisition services contracts is recognized over time based on the ratio of costs incurred to date over the estimated total costs to complete the contract. While an effort is made to align payments on contracts with work performed, the completion of milestones does not always coincide with the costs incurred on a contract, resulting in revenue being recognized in excess of billings. These amounts are recorded in the consolidated statements of financial position as unbilled revenue.

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Amounts receivable and unbilled revenue decreased to $0.9 million at September 30, 2025 from $6.0 million at December 31, 2024. The Company reviews the amounts receivable aging monthly and monitors the payment status of each invoice to determine the collectability. At the statement of financial position date, $Nil has been reserved as uncollectible as all trade receivable balances greater than 30 days are highly likely to be paid in full by the customer.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities generally include trade payables, project-related accruals and personnel-related costs. Accounts payable and accrued liabilities decreased to $2.7 million at September 30, 2025 from $4.8 million from December 31, 2024.

	September 30,	December 31,
U.S. $ millions	2025	2024

Accounts payable	$1.4	$2.6
Accrued liablities	1.3	2.2
	$2.7	$4.8

Government Loans

The government loans balance decreased to $0.2 million at September 30, 2025 due to normal monthly payments from $0.3 million at December 31, 2024. The loans were available to help offset the impacts of the COVID-19 pandemic and will be repaid.

Loan Payable

The loan payable balance decreased to $0.2 million at September 30, 2025 due to scheduled monthly payments from $0.3 million at December 31, 2024. The loans were for two equipment financing loans with a technology financing company to purchase new computer equipment. Payments are $10 thousand per month and will be paid in full by November 2027.

Unearned Revenue

The unearned revenue balance at September 30, 2025 decreased to $1.9 million from $2.2 million at December 31, 2024. This balance consists of payments received from customers for contracts that are in progress and have not yet fulfilled the necessary revenue recognition criteria.

QUARTERLY FINANCIAL INFORMATION

Selected Quarterly Information

The following table sets forth selected quarterly financial information for Intermap’s eight most recent fiscal quarters. This information is unaudited, but reflects all adjustments of a normal, recurring nature that are, in the opinion of management, necessary to present a fair statement of Intermap’s consolidated results of operations for the periods presented. Quarter-to-quarter comparisons of Intermap’s financial results are not necessarily meaningful and should not be relied on as an indication of future performance.

For much of the last eight quarters, the Company has been severely undercapitalized and self-financed the advancement of high-growth opportunities in Southeast Asia and Europe.

U.S. $ millions, except per	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
share data	2023	2024	2024	2024	2024	2025	2025	2025
Total revenue	$1.2	$1.7	$3.5	$5.0	$7.4	$4.3	$3.0	$1.7
Depreciation	$0.1	$0.1	$0.1	$0.1	$0.1	$0.1	$0.2	$0.2
Financing costs	$0.1	$-	$-	$0.1	$-	$-	$0.1	$-
Operating income (loss)	$(0.7)	$(0.8)	$0.6	$1.2	$1.5	$(1.2)	$(0.8)	$(1.4)
Net income (loss)	$(1.0)	$(0.8)	$0.6	$1.1	$1.5	$(1.2)	$(0.8)	$(1.5)
Net loss per share
-basic	$(0.03)	$(0.02)	$0.01	$0.02	$0.04	$(0.02)	$(0.01)	$(0.02)
-diluted	$(0.03)	$(0.02)	$0.01	$0.02	$0.04	$(0.02)	$(0.01)	$(0.02)
Adjusted EBITDA(1)	$(0.2)	$(0.5)	$1.0	$1.6	$2.0	$(0.9)	$(0.3)	$(1.0)

(1)Adjusted EBITDA is a non-GAAP measure. See “Reconciliation of Non-GAAP Measures” above.

LIQUIDITY AND CAPITAL RESOURCES

Management continually assesses liquidity in terms of the ability to generate sufficient cash flow to fund the business. Net cash flow is affected by the following items: (i) operating activities, including the level of trade receivables, unbilled receivables, accounts payable, accrued liabilities and unearned revenue; (ii) investing activities, including the purchase of property and equipment; and (iii) financing activities, including debt financing and the issuance of capital stock.

Operating Activities

During the nine-months ended September 30, 2025, cash used in operations was $0.2 million compared to cash used in operations of $1.0 million during the same period in 2024. Revenue for the nine-months ended September 30, 2025 was $9.0 million, which is a $1.2 million decrease as compared to the same period in 2024. At September 30, 2025, the Company has a shareholders’ equity of $26.9 million.

Investing Activities

Net cash used in investing activities totaled $0.4 million and $1.7 million for the nine-month periods ended September 30, 2025 and 2024, respectively. For both periods, the balance related to the purchase of equipment to build the data archive, processing capabilities, and software assets.

Financing Activities

The equity raise contributed to a significant increase in shareholders equity, which rose to $26.9 million as of September 30, 2025. Net cash provided by financing activities totaled $26.2 million for the nine-month period ended September 30, 2025, as compared to net cash provided by financing activities of $2.1 million during the same period in 2024. The net cash provided during the nine months ended September 30, 2025 resulted from proceeds from a “bought deal” offering of $20.6, a “bought deal” Listed Issuer Financing Exemption offering and concurrent private placement of $8.7 million and the exercise of warrants of $1.8 million, offset by cash paid for settlement of share-based awards of $1.8 million, issuance costs of $2.7 million, payments of lease obligations of $0.2 million, and repayment of loans $0.2 million. The net cash provided during the nine-month period ended September 30, 2024 resulted from proceeds from a private placement and exercise of warrants of $2.7 million, offset by private placement issuance costs of $0.1 million, payment of lease obligations of $0.4 million, and repayment of loans of $0.1 million.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Intermap’s significant accounting policies are set out in Note 3 of the Condensed Consolidated Interim Financial Statements. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34 as issued by the International Accounting Standards Board. Certain of these accounting policies, as well as estimates made by management in applying such policies, are recognized as critical because they require management to make subjective or complex judgements about matters that are inherently uncertain. As detailed in Intermap’s Annual MD&A, these critical accounting estimates relate to: depreciation and amortization rates, accounts receivables, share-based compensation, government loans, revenue and impairment. For additional details, see Note 2 of the Condensed Consolidated Interim Financial Statements.

Revenue Recognition

Revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgement.

Acquisition Service Contracts

Revenue from acquisition service contracts is recognized over time based on the ratio of costs incurred to estimated total contract costs. The use of this method of measuring progress towards complete satisfaction of the performance obligations requires estimates to determine the cost to complete each contract. These estimates are reviewed monthly and adjusted as necessary. Provisions for estimated losses, if any, are recognized in the period in which the loss is determined. Invoices are issued according to contractual terms and are usually payable within 30 days. Revenue recognized in advance of billings are presented as unbilled revenue.

Data Licenses

Revenue from the sale of data licenses in the ordinary course of business is measured at the fair value of the consideration received or receivable. Customers obtain control of data products upon receipt of a physical hard drive or download of the data from a web link provided. Invoices are generated, and revenue is recognized at that point in time. Invoices are generally paid within 30 days.

Software Subscriptions

Software subscriptions are paid at the beginning of the license term. Revenue is recognized over time, and payments for future months of service are recognized in unearned revenue. While the license agreements are for a fixed term, some agreements also contain a limited number of clicks or uses. If the limit is reached prior to the end of the term, the license ends early.

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OFF-BALANCE SHEET ARRANGEMENTS

As at November 12, 2025 and September 30, 2025, the Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources.

OUTSTANDING SHARE DATA

The Company’s authorized capital consists of an unlimited number of Class A common shares without par value and an unlimited number of Class A participating preferred shares without par value. At the close of business on November 12, 2025, 71,351,664 Class A common shares were issued and outstanding. There are currently no Class A participating preferred shares issued and outstanding.

As of November 12, 2025, potential dilutive securities include (i) 3,402,415 restricted share units, and (ii) 1,690,918 warrants outstanding with a weighted average exercise price of US$1.15. Each option and warrant entitles the holder to purchase one Class A common share.

The following warrants expire on the dates listed below:

●	966,000 warrants expire on December 20, 2025;
●	120,000 warrants expire on January 3, 2026;
●	18,000 warrants expire on February 20, 2027;
●	11,872 warrants expire on March 7, 2027; and
●	575,046 warrants expire on September 29, 2027.

Other than as listed above, the Company does not currently have any material financial instruments which can be converted into additional common shares.

INTERNAL CONTROLS AND DISCLOSURE CONTROLS AND PROCEDURES

Internal Control Over Financial Reporting

The Company’s Chairman and Chief Executive Officer and the Company’s Chief Financial Officer have designed, or have caused to be designed under their supervision, internal control over financial reporting as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Changes in Internal Control Over Financial Reporting

There have been no significant changes in the design of internal control over financial reporting that occurred during the period beginning January 1, 2025 and ending on September 30, 2025 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls and Procedures

The Company’s Chairman and Chief Executive Officer and the Company’s Chief Financial Officer have designed, or have caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company has been made known to them and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed by it or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by applicable securities legislation.

RISKS AND UNCERTAINTIES

The risks and uncertainties relating to the business and affairs of the Company are described in the Company’s 2024 Annual Report and the Annual Information Form.

Additional Information

Additional risk factors may be detailed in the Company’s Annual Information Form, which can be found on the Company’s website at www.intermap.com and on SEDAR+ at www.sedarplus.ca.

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